[Letterhead of McGuireWoods LLP]

September 24, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jacksonville Bancorp, Inc.
Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing with the Securities and Exchange Commission on behalf of Jacksonville Bancorp, Inc., a Florida corporation (the “Company”), is a preliminary proxy statement on Schedule 14A relating to the Company’s Special Meeting of Shareholders to, among other things, consider and vote on proposals to (i) to approve the sale and issuance of an aggregate of 3,888,889 shares of JBI’s common stock to accredited investors pursuant to the terms of the Stock Purchase Agreement dated as of May 10, 2010, as amended on September 20, 2010, (ii) to approve the amendment and restatement of JBI’s articles of incorporation, and (iii) to approve a proposal to grant discretionary authority to the persons named as proxies to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the proposals listed above.

Please contact the undersigned at (904) 798-2626 if you have any questions concerning the filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Halcyon E. Skinner

Halcyon E. Skinner